SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MEDIAMIND TECHNOLOGIES INC.
(Name of Subject Company)

MEDIAMIND TECHNOLOGIES INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

58449C100
(CUSIP Number of Class of Securities)

Vered Raviv-Schwarz
General Counsel and Corporate Secretary
135 West 18th Street, 5th Floor
New York, NY 10011
(646) 202-1320
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
William Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Schedule 14D-9 initially filed with the United States Securities and Exchange Commission  on June 24, 2011, (as subsequently amended, the “Schedule 14D-9”) by MediaMind Technologies, Inc. (the “Company” or “MediaMind”), relating to the tender offer by DG Acquisition Corp. VII, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of DG FastChannel, Inc., a Delaware corporation (“DG”), to purchase all of the outstanding Shares of the Company for $22.00 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 24, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).  Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8.  ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by including the following at the end thereof:

“On July 25, 2011, Purchaser completed the Offer by accepting for payment all Shares validly tendered and not withdrawn prior to the expiration of the Offer at 12:00 midnight New York City time, on Friday July 22, 2011. At the expiration of the Offer, a total of 18,168,978 Shares were validly tendered and not withdrawn, representing approximately 93.4% of the outstanding Shares, including 3,055,756 Shares tendered pursuant to a notice of guaranteed delivery. On July 25, 2011, DG issued a press release, which is filed as Exhibit (a)(9) hereto and incorporated herein by reference, announcing the results of the Offer.

In accordance with the terms of the Merger Agreement, DG intends to complete its acquisition of the Company pursuant to a short-form merger as soon as practicable. Upon completion of the Merger, the Company will be a wholly-owned subsidiary of DG and all Shares then outstanding (other than (i) Shares owned by MediaMind, DG, and their respective subsidiaries (including Purchaser) and (ii) Shares owned by MediaMind stockholders who are entitled to and properly exercise appraisal rights under the DGCL) will be converted into the right to receive the Offer Price.”

Item 9.             EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(9)	Press Release issued by DG on July 25, 2011 (incorporated by reference to Exhibit (a)(5)(1) to the Schedule TO-T/A filed by DG on July 25, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MediaMind Technologies Inc.

By:	/s/ Vered Raviv-Schwarz
	Name:	Vered Raviv-Schwarz
	Title:	General Counsel and Corporate Secretary

Dated:	July 25, 2011